Exhibit 1.2

May 27, 2015

Electrum Special Acquisition Corporation

c/o The Electrum Group LLC

535 Madison Avenue, 11th Floor

New York, NY 10022

Attn: Eric N. Vincent, CEO

Dear Ladies and Gentlemen:

This letter agreement (as amended or otherwise modified from time to time in accordance with its terms, this “Agreement”) confirms the engagement of Brock Capital Group LLC, together with Brock Securities LLC, (“Brock”) by Electrum Special Acquisition Corporation (together with any subsidiaries, affiliated parties and any entity formed by Electrum Special Acquisition Corporation to effect any of the transactions which are the subject of this Agreement, the “Company”) to provide the Company with certain financial advisory services in connection with its initial public offering (the “IPO”) and potential merger and acquisition opportunities in connection with the Company's purpose to seek to acquire, engage in a capital stock exchange with, purchase all or substantially all of the assets of, engage in contractual arrangements with, or engage in any other similar business combination with a single entity, or one or more related or unrelated entities (a “Business Combination”). In consideration of such services, the Company desires to pay Brock a fee for such services as follows: (1) Upon closing of the IPO, the Company shall pay to Brock a cash financial advisory fee equal to three-quarters of one percent (0.75%) of the gross proceeds of the IPO (excluding proceeds from any shares issued in connection with the exercise of the overallotment granted to the underwriters of the IPO), (2) upon the closing date of the Company’s first Business Combination, the Company shall pay to Brock a cash financial advisory fee equal to three-quarters of one percent (0.75%) of the gross proceeds of the IPO (excluding proceeds from any shares issued in connection with the exercise of the overallotment granted to the underwriters of the IPO), and (3) upon the closing date of the first Business Combination, the Company shall pay to Brock a cash financial advisory fee equal to one and one-half percent (1.5%) of the proceeds from the sale of any shares issued in connection with the exercise of the overallotment granted to the underwriters of the IPO. In addition to the fees described above, the Company agrees to reimburse Brock, within 10 business days of each written request, for out-of-pocket expenses incurred (including, without limitation, all reasonable travel and lodging expenses, and reasonable fees, costs and disbursements of counsel, retained by Brock) in connection with our services pursuant to this Agreement, provided however that in no event shall expenses exceed five thousand dollars ($5,000) in the aggregate, in any one month, without the Company’s prior written consent, with a cap on total reimbursements not to exceed $25,000.

In consideration of and as a condition precedent to Brock providing the services set forth in this letter, the Company agrees to the indemnification provisions set forth in Annex A, which is incorporated by reference into this Agreement.

Nothing in this agreement shall obligate the Company to retain Brock for any other services, nor shall Brock be obligated to provide any such services. Any future services shall be the subject of a separate agreement between the parties in a form satisfactory to each in its sole discretion.

Brock acknowledges that the Company will establish a trust fund (the “Trust Fund”), initially in an amount expected to be $150,000,000 for the benefit of the Company’s public stockholders and that the Company will only be able to disburse monies from the Trust Fund as set forth in the Registration Statement submitted to the SEC on the effective date of the IPO. For and in consideration of the Company’s engagement of Brock to provide financial advisory services to the Company, Brock hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies deposited in the Trust Fund (“Claim”) and waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreement with the Company or the Company’s representatives and will not seek recourse against the Trust Fund for any reason whatsoever. Nothing herein shall limit the ability of Brock to pursue any claim seeking as its remedy the Company’s non-Trust Fund assets or funds, and nothing herein shall waive or impact any claims that Brock may have in the future against the Company’s assets or funds that are not held in the Trust Fund (including any funds that have been released from the Trust Fund and any assets that have been purchased or acquired with any such funds). This paragraph shall survive the termination of this Agreement for any reason.

Either party may terminate this Agreement (i) at any time upon a material breach by the other party that is not cured within thirty (30) days of such breach by providing thirty (30) days’ written notice of such intent to terminate to the other party and (ii) beginning after July 21, 2015, either party may at any time terminate this Agreement and any further participation in the proposed transactions described herein unless such participation is already earned by Brock by providing thirty (30) days’ written notice of such intent to terminate to the other party; provided, however, that notwithstanding any such termination, any and all fees and expenses that are due and owing at such time of termination to Brock and, if such termination occurs after the IPO, any and all fees that may continue to be earned by Brock as described herein shall be paid to Brock on the dates described herein or modified as required by FINRA Rule 5110(f)(2)(D).

This Agreement and all controversies arising hereunder or relating hereto will be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.

If you are in agreement with the foregoing, please sign where indicated below and return to the undersigned.

Very truly yours,

BROCK CAPITAL GROUP LLC

By:	/s/ Charles S. Brock
Charles L. Brock
Chairman & CEO

BROCK SECURITIES LLC

By:	/s/ Charles O. Svenson
Charles O. Svenson
President

ACCEPTED AND AGREED AS OF

THE DATE FIRST WRITTEN ABOVE:

ELECTRUM SPECIAL ACQUISITION CORPORATION

By:	/s/ Eric N. Vincent
Name Eric N. Vincent
Title Director

ANNEX A

Electrum Special Acquisition Corporation (the “Company”) agrees to indemnify and hold harmless Brock Capital Group LLC and Brock Securities LLC (together “Brock”) from and against any and all losses (except for loss or non-receipt of all or part of the Initial Advisory Fee and the Deferred Advisory Fee), claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses and disbursements, reasonably incurred, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which Brock is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with Brock's acting for the Company in connection with the Agreement between the Company and Brock to which these indemnification provisions are attached and of which they form a part (the “Agreement”), except to the extent primarily caused (as determined in a final judgment of a court of competent jurisdiction not subject to appeal) by the negligence or willful misconduct of Brock. The Company also agrees that Brock shall not have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of the Company’s officers, directors or shareholders for or in connection with the engagement of Brock, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily from Brock's negligence or willful misconduct.

The indemnification provisions contained herein shall be in addition to any liability which the Company may otherwise have to Brock or the persons indemnified below in this sentence and shall extend to the following: Brock, its subsidiaries and affiliated entities, and their members, managing directors, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the partners, members, officers, directors, employees, legal counsel, agents and controlling persons of any of them. All references to Brock in these indemnification provisions shall be understood to include any and all of the foregoing.

If any action, suit, proceeding or investigation is commenced, as to which Brock proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by Brock to notify the Company shall not relieve the Company from its obligations hereunder except to the extent that the Company is materially prejudiced thereby. If the Company so elects, or is requested by Brock, the Company will assume the defense of such action, suit, proceeding or investigation, including the employment of counsel reasonably acceptable to Brock, and the payment of the reasonable fees and disbursements of such counsel. In the event, however, that the Company fails to promptly assume the defense thereof with counsel reasonably acceptable to Brock, or Brock determines in its reasonable judgment that it has one or more material defenses different from or in addition to those of the Company, then Brock shall have the right to retain one counsel (in addition to any local counsel) of its own choice to represent it, and the Company shall pay the reasonable fees, expenses and disbursements of such counsel; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall not be liable for any settlement of any claim against Brock without the Company's prior written consent, which consent shall not be unreasonably withheld. The Company shall not, without the prior written consent of Brock, which shall not be unreasonably withheld, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as a unconditional term thereof, the giving by the claimant to Brock of an unconditional release from all liability in respect of such claim.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and Brock, on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses, and disbursements to which the indemnified persons may be subject in accordance with the relative benefits received by the Company, on the one hand, and Brock, on the other hand, and also the relative fault of the Company, on the one hand, and Brock, on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements and the relevant equitable considerations shall also be considered. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, Brock shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by Brock pursuant to this Agreement.

Neither termination nor completion of the engagement of Brock referred to above shall affect these indemnification provisions which shall, notwithstanding such termination or completion, remain operative and in full force and effect.